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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14D-1
                             TENDER OFFER STATEMENT
                          PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                      AND

                                  SCHEDULE 13D
                               (AMENDMENT NO. 5)
                        UNDER THE SECURITIES ACT OF 1934
                            ------------------------

                        DAWSON PRODUCTION SERVICES, INC.
                           (NAME OF SUBJECT COMPANY)

                           MIDLAND ACQUISITION CORP.

                             KEY ENERGY GROUP, INC.
                                   (BIDDERS)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
            (INCLUDING THE ASSOCIATED COMMON STOCK PURCHASE RIGHTS)
                         (TITLE OF CLASS OF SECURITIES)

                                   239423106
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                              JACK D. LOFTIS, JR.
                          TWO TOWER CENTER, 20TH FLOOR
                        EAST BRUNSWICK, NEW JERSEY 08816
                                 (732) 247-4822

(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
                      COMMUNICATIONS ON BEHALF OF BIDDER)
                            ------------------------

                                WITH A COPY TO:

                                MICHAEL P. ROGAN
                               C. KEVIN BARNETTE
                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                           1440 NEW YORK AVENUE, N.W.
                             WASHINGTON, D.C. 20005
                           TELEPHONE: (202) 371-7000

                           CALCULATION OF FILING FEE
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
          Transaction valuation*                                          Amount of filing fee**
               $195,911,293                                                      $39,183

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 * For purposes of calculating the filing fee only. This amount assumes the purchase at a purchase price of $17.50 per share of an aggregate of 11,194,931 shares. The amount reflects the purchase of 11,202,965 outstanding shares and 812,766 shares issuable pursuant to the exercise of options, less 820,800 shares owned by Parent (as defined herein).

** The amount of the filing fee, calculated in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percentum of the aggregate value of cash offered by Midland Acquisition Corp. for such number of shares.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:  Not applicable.  Filing Party:  Not applicable.
Form or registration     Not applicable.  Date Filed:    Not applicable.
  no.:

                               Page 1 of 9 pages
                       Exhibit Index is located on page 9
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

    CUSIP NO. 239423106            14D-1     PAGE         2        OF     9

---------------------------------------------------------------------------
  1.       NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
           Midland Acquisition Corp. (E.I.N. 22-3598563)
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  2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [ ]
                                                                  (b) [X]
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  3.       SEC USE ONLY
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  4.       SOURCE OF FUNDS*
                                    BK; AF
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  5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(e) or 2(f)
                                                                      [ ]
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  6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                                  New Jersey
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  7.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    15,100
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  8.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
           CERTAIN SHARES*
                                                                      [ ]
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  9.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
                                     0.1%
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  10.      TYPE OF REPORTING PERSON*
                                      CO
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

    CUSIP NO. 239423106            14D-1     PAGE         3        OF     9

---------------------------------------------------------------------------
  1.       NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
           Key Energy Group, Inc. (E.I.N. 04-2648081)
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  2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [ ]
                                                                  (b) [X]
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  3.       SEC USE ONLY
---------------------------------------------------------------------------
  4.       SOURCE OF FUNDS*
                                      BK
---------------------------------------------------------------------------
  5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(e) or 2(f)
                                                                      [ ]
---------------------------------------------------------------------------
  6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                                   Maryland
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  7.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                   805,700
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  8.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
           CERTAIN SHARES*
                                                                      [ ]
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  9.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
                                     7.2%
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  10.      TYPE OF REPORTING PERSON*
                                      CO
---------------------------------------------------------------------------

     This Schedule 14D-1 also constitutes Amendment No. 5 to the statement on
Schedule 13D of Midland Acquisition Corp. and Key Energy Group, Inc. filed on June 15, 1998, as amended by Amendment No. 1 on June 29, 1998, Amendment No. 2 on July 21, 1998, Amendment No. 3 on August 5, 1998 and Amendment No. 4 on August 12, 1998. The item numbers and responses thereto set forth below are in accordance with the requirements of Schedule 14D-1.

ITEM 1.  SECURITY AND SUBJECT COMPANY.

     (a) The name of the subject company is Dawson Production Services, Inc., a Texas corporation (the "Company"). The address of the Company's principal executive offices is 112 E. Pecan Street, Suite 1000, San Antonio, Texas 78205.

     (b) This Statement on Schedule 14D-1 relates to the offer by Midland Acquisition Corp., a New Jersey corporation (the "Purchaser") and a wholly owned subsidiary of Key Energy Group, Inc., a Maryland corporation ("Parent"), to purchase all outstanding shares of common stock, par value $.01 per share (the "Common Stock"), including the associated common stock purchase rights (the "Rights" and, together with the Common Stock, the "Shares") issued pursuant to the Rights Agreement, dated as of September 11, 1997, as amended, between the Company and Harris Trust Company of New York, as Rights Agent, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 17, 1998, and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, constitute the "Offer"), at a purchase price of $17.50 per Share, net to the tendering shareholder in cash, without interest thereon.

     The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of August 11, 1998 (the "Merger Agreement"), by and among Parent, the Purchaser and the Company. The Merger Agreement provides that, following consummation of the Offer and the satisfaction or waiver of the conditions set forth in the Merger Agreement, the Purchaser will be merged with and into the Company (the "Merger") and each Share then outstanding (other than Shares held by Company as treasury stock, Shares held by Parent, the Purchaser or any other wholly owned subsidiary of Parent and Shares held by any shareholders who perfect any available appraisal rights under the Texas Business Corporation Act (the "TBCA")) will be converted into the right to receive the Offer Price or any higher price per Share paid in the Offer, in cash payable to the holder thereof without interest thereon.

     The Company has represented and warranted to Parent and the Purchaser in the Merger Agreement that, as of August 11, 1998, 11,202,965 Shares were issued and outstanding and 812,766 Shares were issuable pursuant to options granted under the Company's stock option plan or otherwise granted to non-employee directors of the Company. The Merger Agreement provides, among other things, that the Company will not, without the prior written consent of Parent, issue any additional Shares (except upon the exercise of options outstanding on the date thereof) or options, warrants or rights exercisable for, or convertible securities convertible into, additional Shares.

     The information set forth in the Introduction of the Offer to Purchase annexed hereto as Exhibit(a)(1) is incorporated herein by reference.

     (c) The information set forth in Section 6 ("Price Range of Shares; Dividends") of the Offer to Purchase is incorporated herein by reference.

ITEM 2.  IDENTITY AND BACKGROUND.

     (a)-(d); (g) This Statement is being filed by the Purchaser and Parent. The information set forth in Section 8 ("Certain Information Concerning the Purchaser and Parent") of the Offer to Purchase and Schedule I thereto is incorporated herein by reference.

     (e) and (f) During the last five years, neither the Purchaser, Parent, nor any persons controlling the Purchaser or Parent, nor, to the best knowledge of the Purchaser or Parent, any of the persons listed on Schedule I to the Offer to Purchase, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

     (a)-(b) The information set forth in the Introduction, Section 7 ("Certain Information Concerning the Company"), Section 8 ("Certain Information Concerning the Purchaser and Parent"), Section 10 ("Background of the Offer; Contacts with the Company; the Merger Agreement and the Confidentiality Agreement") and
Section 11 ("Purpose of the Offer and the Merger; Plans for the Company") of the Offer to Purchase is incorporated herein by reference.

ITEM 4.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a)-(b) The information set forth in Section 9 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

     (c) Not applicable.

ITEM 5.  PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

     (a)-(e) The information set forth in the Introduction, Section 10 ("Background of the Offer; Contacts with the Company; the Merger Agreement and the Confidentiality Agreement") and Section 11 ("Purpose of the Offer and the Merger; Plans for the Company") of the Offer to Purchase is incorporated herein by reference.

     (f)-(g) The information set forth in Section 13 ("Effect of the Offer on the Market for the Shares; NYSE Listing and Exchange Act Registration") of the Offer to Purchase is incorporated herein by reference.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a) The information set forth in the Introduction and Section 8 ("Certain Information Concerning the Purchaser and Parent") and Schedule II of the Offer to Purchase are incorporated herein by reference.

     (b) The information set forth in Section 8 ("Certain Information Concerning the Purchaser and Parent") of the Offer to Purchase and Schedule II thereto is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

     The information set forth in the Introduction and Section 8 ("Certain Information Concerning the Purchaser and Parent"), Section 10 ("Background of the Offer; Contacts with the Company; the Merger Agreement and the Confidentiality Agreement") and Section 11 ("Purpose of the Offer and the Merger; Plans for the Company") of the Offer to Purchase is incorporated herein by reference.

ITEM 8.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The information set forth in the Introduction and Section 16 ("Fees and Expenses") of the Offer to Purchase is incorporated herein by reference.

ITEM 9.  FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

     The information set forth in Section 8 ("Certain Information Concerning the Purchaser and Parent") of the Offer to Purchase is incorporated herein by reference.

ITEM 10.  ADDITIONAL INFORMATION.

     (a) Not applicable.

     (b)-(c) The information set forth in the Introduction and Section 15 ("Certain Legal Matters; Regulatory Approvals") of the Offer to Purchase is incorporated herein by reference.

     (d) The information set forth in Section 13 ("Effect of the Offer on the Market for Shares; NYSE Listing and Exchange Act Registration") and Section 15 ("Certain Legal Matters; Regulatory Approvals") of the Offer to Purchase is incorporated herein by reference.

     (e) The information set forth in the Introduction and Section 15 ("Certain Legal Matters; Regulatory Approvals") of the Offer to Purchase is incorporated herein by reference.

     (f) The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively, is incorporated herein by reference.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

     (a)(1) Offer to Purchase, dated August 17, 1998.

        (2) Letter of Transmittal.

        (3) Notice of Guaranteed Delivery.

        (4) Letter from the Dealer Manager to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.

        (5) Letter to clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.

        (6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9

        (7) Summary Advertisement as published on August 17, 1998.

        (8) Text of Press Release, dated August 11, 1998, issued by Parent (incorporated by reference to Amendment No. 4 of the Schedule 13D, filed by Parent and the Purchaser on August 12, 1998).

        (9) Text of Press Release, dated August 17, 1998, issued by Parent.

     (b)(1) Commitment Letter between Parent and PNC Bank, N.A., dated as of August 17, 1998.

        (2) Engagement Letter between Parent and Bear, Stearns & Co. Inc., dated as of May 8, 1998.

        (3) Engagement Letter between Parent and Dain Rauscher Wessels, dated as of July 2, 1998.

     (c)(1) Agreement and Plan of Merger, dated as of August 11, 1998 by and among Parent, the Purchaser and the Company (incorporated by reference to Amendment No. 4 of the Schedule 13D, filed by Parent and the Purchaser on or about August 12, 1998).

        (2) Confidentiality Agreement, dated as of August 8, 1998 by and among Parent, the Purchaser and the Company.

     (d) Not applicable.

     (e) Not applicable.

     (f) Not applicable.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 17, 1998

                                          MIDLAND ACQUISITION CORP.

                                          By: /s/ STEPHEN E. MCGREGOR
                                            ------------------------------------
                                            Name:  Stephen E. McGregor
                                            Title: President and Chief
                                                   Executive Officer

                                          KEY ENERGY GROUP, INC.

                                          By: /s/ FRANCIS D. JOHN
                                            ------------------------------------
                                            Name:  Francis D. John
                                            Title: Chairman, President and
                                                   Chief Executive Officer

                                 EXHIBIT INDEX

     (a)(1) Offer to Purchase, dated August 17, 1998.

        (2) Letter of Transmittal.

        (3) Notice of Guaranteed Delivery.

        (4) Letter from the Dealer Manager to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.

        (5) Letter to clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.

        (6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9

        (7) Summary Advertisement as published on August 17, 1998.

        (8) Text of Press Release, dated August 11, 1998, issued by Parent (incorporated by reference to Amendment No. 4 of the Schedule 13D, filed by Parent and the Purchaser on August 12, 1998).

        (9) Text of Press Release, dated August 17, 1998, issued by Parent.

     (b)(1) Commitment Letter between Parent and PNC Bank, N.A., dated as of August 17, 1998.

        (2) Engagement Letter between Parent and Bear, Stearns & Co. Inc., dated as of May 8, 1998.

        (3) Engagement Letter between Parent and Dain Rauscher Wessels, dated as of July 2, 1998.

     (c)(1) Agreement and Plan of Merger, dated as of August 11, 1998 by and among Parent, the Purchaser and the Company (incorporated by reference to Amendment No. 4 of the Schedule 13D, filed by Parent and the Purchaser on or about August 12, 1998).

        (2) Confidentiality Agreement, dated as of August 8, 1998 by and among Parent, the Purchaser and the Company.

     (d) Not applicable.

     (e) Not applicable.

     (f) Not applicable.

                                        9